Exhibit (a)(5)(xiii)

UNITED STATES DISTRICT COURT SOUTHERN DISTRICT OF NEW YORK

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ZARRIN GOMEZ,

Plaintiff,	CASE NO.: _______________________

-against-

SPARK THERAPEUTICS, INC., STEVEN M. ALTSCHULER, LARS EKMAN, KATHERINE A. HIGH, JEFFREY D. MARRAZZO, ANAND MEHRA, VINCENT MILANO, ROBERT J. PEREZ, ELLIOT SIGAL, and LOTA ZOTH,

Defendants.
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 COMPLAINT FOR VIOLATION OF THE SECURITIES EXCHANGE ACT OF 1934

Plaintiff Zarrin Gomez (“Plaintiff”), by and through his attorneys, alleges the following upon information and belief, including investigation of counsel and review of publicly-available information, except as to those allegations pertaining to Plaintiff, which are alleged upon personal knowledge:

NATURE OF THE ACTION

1.       This is an action brought by Plaintiff against Spark Therapeutics, Inc. (“Spark” or the “Company”) and the members of the Company’s board of directors (collectively referred to as the “Board” or the “Individual Defendants” and, together with Spark, the “Defendants”) for their violations of Sections 14(d)(4), 14(e), and 20(a) of the Securities Exchange Act of 1934 (“Exchange Act”), 15 U.S.C. §§ 78n(d)(4), 78n(e), 78t(a), respectively, and United States Securities and Exchange Commission (“SEC”) Rule 14d-9, 17 C.F.R. §240.14d-9(d) (“Rule 14d- 9”). Plaintiff’s claims arise in connection with the proposed tender offer by Roche Holdings, Inc. (“Parent”) and 022019 MergerSubsidiary, Inc. (“Merger Sub,” and together with Parent, “Roche”)

to acquire all of the issued and outstanding shares of Spark (the “Tender Offer”).

2.       On February 22, 2019, Spark entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company and Roche, pursuant to which, among other things, Merger Sub will merge with and into Spark, the separate existence of Merger Sub will cease and Spark will continue as the surviving corporation and as a wholly owned subsidiary of Merck (the “Proposed Transaction”).

3.       Under the terms of the Merger Agreement, each shareholder of Spark common stock will be entitled to receive $114.50 in cash (the “Offer Price”).

4.       On March 7, 2019, in order to convince Spark’s public common shareholders to tender their shares, the Board authorized the filing of a materially incomplete and misleading Schedule 14D-9 Solicitation/Recommendation Statement (the “Recommendation Statement”) with the SEC.

5.       In particular, the Recommendation Statement contains materially incomplete and misleading information concerning: (i) financial projections for Spark; and (ii) the valuation analyses performed by Spark’s financial advisor, Centerview Partners LLC (“Centerview”) in support of its fairness opinion.

6.       The Tender Offer is scheduled to expire at 11:59 p.m., Eastern Time, on April 3, 2019 (the “Expiration Time”). It is imperative that the material information that has been omitted from the Recommendation Statement is disclosed to the Company’s shareholders prior to the Expiration Time so they can properly determine whether to tender their shares.

7.       For these reasons, and as set forth in detail herein, Plaintiff asserts claims against Defendants for violations of Sections 14(d)(4), 14(e), and 20(a) of the Exchange Act and Rule 14d-9. Plaintiff seeks to enjoin Defendants from closing the Tender Offer or taking any steps to consummate the Proposed Transaction unless and until the material information discussed below is disclosed to Spark’s public common shareholders sufficiently in advance of the Expiration Time or, in the event the Proposed Transaction is consummated, to recover damages resulting from the Defendants’ violations of the Exchange Act.

JURISDICTION AND VENUE

8.       This Court has jurisdiction over all claims asserted herein pursuant to Section 27 of the 1934 Act because the claims asserted herein arise under Sections 14(d)(4), 14(e), and 20(a) of the Exchange Act and Rule 14d-9.

9.       Personal jurisdiction exists over each Defendant either because the Defendant conducts business in or maintains operations in this District, or is an individual who is either present in this District for jurisdictional purposes or has sufficient minimum contacts with this District as to render the exercise of jurisdiction over each Defendant by this Court permissible under the traditional notions of fair play and substantial justice. “Where a federal statute such as Section 27 of the [Exchange] Act confers nationwide service of process, the question becomes whether the party has sufficient contacts with the United States, not any particular state.” Sec. Inv’r Prot. Corp. v. Vigman, 764 F.2d 1309, 1315 (9th Cir. 1985). “[S]o long as a defendant has minimum contacts with the United States, Section 27 of the Act confers personal jurisdiction over the defendant in any federal district court.” Id. at 1316.

10.       Venue is proper in this District under Section 27 of the ExchangeAct,15U.S.C.§78aa, as well as 28 U.S.C. § 1391, because Defendants are found or are inhabitants or transact business in this District. Indeed, Spark’s common stock trades on the Nasdaq, which is also headquartered in this District. See, e.g., United States v. Svoboda, 347 F.3d 471, 484 n.13 (2d Cir. 2003) (collecting cases).

PARTIES

11.       Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of Spark common stock.

12.       Defendant Spark is a Delaware corporation with its principal place of business located at 3737 Market Street, Suite 1300, Philadelphia, Pennsylvania 19104. Spark’s common stock trades on the Nasdaq under the ticker symbol “ONCE.”

13.       Defendant Steven M. Altschuler is a director of the Company.

14.       Defendant Larks Ekman a director of the Company.

15.       Defendant Katherine A. High is a director of the Company.

16.       Defendant Jeffrey D. Marrazzo is Chief Executive Officer and a director of the Company.

17.       Defendant Anand Mehra is a director of the Company.

18.       Defendant Vincent Milano is a director of the Company.

19.       Defendant Robert J. Perez is a director of the Company.

20.       Defendant Elliot Sigal is a director of the Company.

21.       Defendant Lota Zoth is a director of the Company.

22.       The defendants identified in paragraphs 12 through 20 are collectively referred to herein as the “Board” or the “Individual Defendants,” and together with Spark, the “Defendants.”

SUBSTANTIVE ALLEGATIONS

Background of the Company and the Proposed Transaction

23.       Spark Therapeutics, Inc. focuses on the development of gene therapy products for patients suffering from debilitating genetic diseases. Its products include LUXTURNA (voretigene neparvovec) for the treatment of patients with confirmed biallelic RPE65 mutation-associated retinal dystrophy and viable retinal cells. The company's gene therapy product candidates comprise SPK-8011 and SPK-8016 for hemophilia; SPK-7001 for choroideremia; and SPK-9001 for hemophilia B. It is also developing other liver-directed gene therapies, including SPK-3006 for Pompe disease; and neurodegenerative disease product candidates to address Huntington's disease and others, as well as TPP1 deficiency, which is a form of Batten disease. The company's preclinical programs targets inherited retinal diseases, including Stargardt's disease. The company has collaboration agreement with Pfizer, Inc. for the development and commercialization of SPK- FIX product candidates in its gene therapy program for the treatment of hemophilia B. It also has licensing and commercialization agreement with Novartis to develop and commercialize voretigene neparvovec outside the United States. Merck, a leading global biopharmaceutical company known as MSD outside of the United States and Canada, has been inventing for life, bringing forward medicines and vaccines for many of the world’s most challenging diseases.

24.       On February 22, 2019, the Board caused the Company to enter into the Merger Agreement.

25.       Pursuant to the terms of the Merger Agreement, the Company’s current shareholders only expect to receive $114.50 in cash for each share of Spark common stock they own.

26.       According to the February 21, 2019, Spark and Merck issued a joint press release announcing the Proposed Transaction, which stated in relevant part:

Roche (SIX: RO, ROG; OTCQX: RHHBY) and Spark Therapeutics, Inc. (NASDAQ: ONCE) today announced that they have entered into a definitive merger agreement for Roche to fully acquire Spark Therapeutics at a price of US$114.50 per share in an all-cash transaction. This corresponds to a total transaction value of approximately US$ 4.3 billion on a fully diluted basis. This price represents a premium of approximately 122% to Spark Therapeutics’

closing price on 22 February 2019 and a premium of approximately 19% to Spark Therapeutics’52 week high share price on 9 July 2018. The merger agreement has been unanimously approved by the boards of Spark Therapeutics and Roche.

Under the terms of the merger agreement, Roche will promptly commence a tender offer to acquire all outstanding shares of Spark Therapeutics common stock, and Spark Therapeutics will file a recommendation statement containing the unanimous recommendation of the Spark Therapeutics board that Spark Therapeutics’ shareholders tender their shares to Roche.

Spark Therapeutics, based in Philadelphia, Pennsylvania, is a fully integrated, commercial company committed to discovering, developing and delivering gene therapies for genetic diseases, including blindness, haemophilia, lysosomal storage disorders and neurodegenerative diseases.

Spark Therapeutics’ lead clinical asset is SPK-8011, a novel gene therapy for the treatment of haemophilia A, which is expected to start Phase 3 in 2019. Spark Therapeutics also has SPK-8016 in a phase 1/2 trial aimed at addressing the haemophilia A inhibitor population. Additionally, Spark Therapeutics was the first company to receive FDA approval for a gene therapy for a genetic disease in 2017.

LUXTURNA® (voretigene neparvovec-rzyl), a one-time gene therapy product indicated for the treatment of patients with confirmed biallelic RPE65 mutation- associated retinal dystrophy is currently marketed in the US by Spark Therapeutics. The European Commission granted marketing authorisation for LUXTURNA in 2018.

Spark Therapeutics’ additional clinical assets include: SPK-9001, an investigational gene therapy for the potential treatment of haemophilia B in Phase 3 and SPK-7001 for choroideremia in Phase 1/2. The company is also developing SPK-3006 for Pompe disease and SPK-1001 for CLN2 disease (a form of Batten disease) which are expected to be ready for clinical development in 2019, as well as additional preclinical programmes for Huntington's disease and Stargardt disease. . . .

Terms of the Agreement

Under the terms of the merger agreement, Roche will promptly commence a tender offer to acquire all of the outstanding shares of Spark Therapeutics’ common stock at a price of US$ 114.50 per share in cash. The closing of the tender offer will be subject to a majority of Spark Therapeutics’ outstanding shares being tendered in the tender offer. In addition, the transaction is subject to the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and other customary conditions.

Following completion of the tender offer, Roche will acquire all remaining shares at the same price of US$ 114.50 per share through a second step merger. The closing of the transaction is expected to take place in the second quarter of 2019.

The Recommendation Statement Omits Material Information

27.       On March 7, 2019, Defendants filed a materially incomplete and misleading Recommendation Statement with the SEC. The Individual Defendants were obligated to carefully review the Recommendation Statement before it was filed with the SEC and disseminated to the Company’s shareholders to ensure that it did not contain any material misrepresentations or omissions. However, the Recommendation Statement misrepresents or omits material information that is necessary for Spark’s public common shareholders to make an informed decision concerning whether to tender their shares, in violation of Sections 14(d)(4), 14(e), and 20(a) of the Exchange Act and Rule 14d-9.

28.       First, the Recommendation Statement fails to fully disclose Spark’s financial projections. Specifically, the Company’s financial projections in the Recommendation Statement fails to disclose, for each Case 1 through 4: (i) all line items used to calculate unlevered free cash flow; and (ii) a reconciliation of all non-GAAP to GAAP metrics.

29.       Furthermore, the Recommendation Statement fails to provide a concrete timeline for the creation of Case 1 through 4 of the Company’s projections (ie were all created on the same date or at various different point in time).

30.       Second, the Recommendation Statement describes each of the Centerview’s fairness opinion and the various valuation analyses performed in support of their opinion. However, the description of Centerview’s fairness opinion and analyses fails to include key inputs and assumptions underlying the analyses. Without this information, as described below, Spark’s shareholders are unable to fully understand these analyses and, thus, are unable to determine what weight, if any, to place on Centerview’s fairness opinion in determining whether to tender their shares in the Tender Offer. This omitted information, if disclosed, would significantly alter the total mix of information available to Spark’s common shareholders.

31.       With respect to Centerview’s Discounted Cash Flow Analysis, the Solicitation Statement fails to disclose: (i) all line items used to calculate unlevered free cash flow; (ii) the individual inputs and assumptions underlying the discount rates ranging from 11.0% to 13.0%; (iii) the implied terminal value of the Company; (iv) the value of tax savings from usage of net operating losses and future losses; (v) the value of preclinical non-Luxturna / SPK-9001 / SPK- 8011 / SPK-8016 /SPK-3006 / Huntington’s program pipeline; and (vi) the number of fully-diluted outstanding Company shares.

32.       With respect to Centerview’s Analyst Price Target Analysis, the Solicitation Statement fails to disclose: (i) the price targets observed by Centerview in the analysis; and (ii) the sources thereof.

33.       With respect to Centerview’s Premia Paid Analysis, the Solicitation Statement fails to disclose the premiums paid in the transactions observed by Centerview in the analysis.

34.       These key inputs are material to Spark’s shareholders, and their omission renders the summaries of Centerview’s analyses incomplete and misleading. As a highly-respected professor explained in one of the most thorough law review articles regarding the fundamental flaws with the valuation analyses bankers perform in support of fairness opinions, in a DCF analysis a banker takes management’s forecasts, and then makes several key choices “each of which can significantly affect the final valuation.” Steven M. Davidoff, Fairness Opinions, 55 Am. U.L. Rev. 1557, 1576 (2006). Such choices include “the appropriate discount rate, and the terminal value…” Id. As Professor Davidoff explains:

There is substantial leeway to determine each of these, and any change can markedly affect the discounted cash flow value. For example, a change in the discount rate by one percent on a stream of cash flows in the billions of dollars can change the discounted cash flow value by tens if not hundreds of millions of dollars… This issue arises not only with a discounted cash flow analysis, but with each of the other valuation techniques. This dazzling variability makes it difficult to rely, compare, or analyze the valuations underlying a fairness opinion unless full disclosure is made of the various inputs in the valuation process, the weight assigned for each, and the rationale underlying these choices. The substantial discretion and lack of guidelines and standards also makes the process vulnerable to manipulation to arrive at the “right” answer for fairness. This raises a further dilemma in light of the conflicted nature of the investment banks who often provide these opinions.

Id. at 1577-78 (emphasis added). Without the above-mentioned information, Spark shareholders cannot evaluate for themselves the reliability of Centerview’s analyses, make a meaningful determination of whether the illustrative present value per share reference ranges reflect the true value of the Company or was the result of Centerview’s unreasonable judgment, and make an informed decision regarding whether to tender their shares in the Tender Offer.

35.       Defendants’ failure to provide the foregoing material information renders the statements in the Recommendation Statement false and/or materially misleading.

36.       In sum, the omission of the above-referenced information renders the Recommendation Statement materially incomplete and misleading, in contravention of the Exchange Act. Absent disclosure of the foregoing material information prior to the Expiration Time, Plaintiff will be unable to make an informed decision concerning whether to tender his shares, and he is thus threatened with irreparable harm, warranting the injunctive relief sought herein.

COUNT I

(Against All Defendants for Violation of Section 14(e) of the Exchange Act)

37.       Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

38.       Section 14(e) of the Exchange Act provides that it is unlawful “for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading…” 15 U.S.C. §78n(e).

39.       Defendants violated § 14(e) of the Exchange Act by issuing the Recommendation Statement in which they made untrue statements of material facts or failed to state all material facts necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, in connection with the Tender Offer. Defendants knew or recklessly disregarded that the Recommendation Statement failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

40.       The Recommendation Statement was prepared, reviewed, and/or disseminated by Defendants. It misrepresented and/or omitted material facts, including material information about the consideration offered to shareholders via the Tender Offer and the intrinsic value of the Company.

41.       In so doing, Defendants made untrue statements of fact and/or omitted material facts necessary to make the statements made not misleading. Each of the Individual Defendants, by virtue of their roles as officers and/or directors, were aware of the omitted information but failed to disclose such information, in violation of Section 14(e). The Individual Defendants were therefore reckless, as they had reasonable grounds to believe material facts existed that were misstated or omitted from the Recommendation Statement, but nonetheless failed to obtain and disclose such information to shareholders although they could have done so without extraordinary effort.

42.       The omissions and incomplete and misleading statements in the Recommendation Statement are material in that a reasonable shareholder would consider them important in deciding whether to tender their shares or seek appraisal. In addition, a reasonable investor would view the information identified above which has been omitted from the Recommendation Statement as altering the “total mix” of information made available to shareholders.

43.       Defendants knowingly or with deliberate recklessness omitted the material information identified above from the Recommendation Statement, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, while Defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Proposed Transaction, they allowed it to be omitted from the Recommendation Statement, rendering certain portions of the Recommendation Statement materially incomplete and therefore misleading.

44.       The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff, and Plaintiff will be deprived of his entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the Expiration Time.

COUNT II

(Against all Defendants for Violations of Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9, 17 C.F.R. § 240.14d-9)

45.       Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

46.       Defendants have caused the Recommendation Statement to be issued with the intention of soliciting shareholder support of the Proposed Transaction.

47.       Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder require full and complete disclosure in connection with tender offers. Specifically, Section 14(d)(4) provides that:

Any solicitation or recommendation to the holders of such a security to accept or reject a tender offer or request or invitation for tenders shall be made in accordance with such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors.

48.       SEC Rule 14d-9(d), which was adopted to implement Section 14(d)(4) of the Exchange Act, provides that:

Information required in solicitation or recommendation. Any solicitation or recommendation to holders of a class of securities referred to in section 14(d)(1) of the Act with respect to a tender offer for such securities shall include the name of the person making such solicitation or recommendation and the information required by Items 1 through 8 of Schedule 14D-9 (§ 240.14d-101) or a fair and adequate summary thereof.

49.       In accordance with Rule 14d-9, Item 8 of a Schedule 14D-9 requires a Company’s directors to:

Furnish such additional information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.

50.       The omission of information from a recommendation statement will violate Section 14(d)(4) and Rule 14d-9(d) if other SEC regulations specifically require disclosure of the omitted information.

51.       The Recommendation Statement violates Section 14(d)(4) and Rule 14d-9 because it omits material facts, including those set forth above, which omissions render the Recommendation Statement false and/or misleading. Defendants knowingly or with deliberate recklessness omitted the material information identified above from the Recommendation Statement, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, while Defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Proposed Transaction, they allowed it to be omitted from the Recommendation Statement, rendering certain portions of the Recommendation Statement materially incomplete and therefore misleading.

52.       The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff, and Plaintiff will be deprived of his entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the Expiration Date.

COUNT III

(Against all Defendants for Violations of Section 20(a) of the Exchange Act)

53.       Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

54.       The Individual Defendants acted as controlling persons of Spark within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers and/or directors of Spark, and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the incomplete and misleading statements contained in the Recommendation Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that Plaintiff contends are materially incomplete and misleading.

55.       Each of the Individual Defendants was provided with or had unlimited access to copies of the Recommendation Statement and other statements alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

56.       In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the Exchange Act violations alleged herein, and exercised the same. The Recommendation Statement contains the unanimous recommendation of each of the Individual Defendants to approve the Tender Offer. They were thus directly involved in preparing the Recommendation Statement.

57.       In addition, as the Proxy sets forth at length, and as described herein, the Individual Defendants were involved in negotiating, reviewing, and approving the Merger Agreement. The Proxy purports to describe the various issues and information that the Individual Defendants reviewed and considered. The Individual Defendants participated in drafting and/or gave their input on the content of those descriptions.

58.       By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.

59.       As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Sections 14(e) and 14(d)(4) and Rule 14d-9, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Individual Defendants’ conduct, Plaintiff will be irreparably harmed.

60.       Plaintiff has no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment and relief as follows:

A.       Preliminarily enjoining Defendants and all persons acting in concert with them from proceeding with the Tender Offer or taking any steps to consummate the Proposed Transaction, unless and until the Company discloses the material information discussed above which has been omitted from the Recommendation Statement;

B.       Directing the Defendants to account to Plaintiff for all damages sustained as a result of their wrongdoing;

C.       Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and expert fees and expenses; and

D.       Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury on all issues so triable.

Dated: March 20, 2019	MONTEVERDE & ASSOCIATES PC

	By:	/s/ Juan E. Monteverde

Juan E. Monteverde (JM-8169)

The Empire State Building 350

Fifth Avenue, Suite 4405

New York, NY 10118

Tel: (212) 971-1341

Fax: (212) 202-7880

Email: jmonteverde@monteverdelaw.com

Attorneys for Plaintiff